FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 13 DATED JUNE 13, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 11 dated May 10, 2011 and supplement no. 12 dated May 16, 2011, relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of St. Charles Plaza; and

•	the execution of a mortgage loan related to St. Charles Plaza.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of June 9, 2011, we had raised aggregate gross offering proceeds of approximately $12.1 million from the sale of approximately 1.3 million shares in our initial public offering, including shares sold under our dividend reinvestment plan. As of June 9, 2011, approximately 148.7 million shares of our common stock remain available for sale in our primary offering, and approximately 30 million shares of our common stock remain available for issuance under our dividend reinvestment plan.

Property Acquisition

On June 10, 2011, we purchased a shopping center containing 65,000 of rentable square feet located on approximately 18.8 acres of land in Haines City, Florida (“St. Charles Plaza”) for approximately $10.1 million, exclusive of closing costs. The acquisition was funded with proceeds of $6.75 million from a mortgage loan (the “St. Charles Loan”) and proceeds of $3.35 million from our ongoing public offering. St. Charles Plaza was constructed in 2007. St. Charles Plaza was purchased from Odyssey (III) DP XVII, LLC, which is not affiliated with us, our advisor or our sub-advisor.

St. Charles Plaza is approximately 98.2% leased to 13 tenants. The largest tenant at St. Charles Plaza is Publix, which occupies approximately 72.5% of the rentable square feet at St. Charles Plaza. Other featured tenants at St. Charles Plaza include Verizon Wireless, Crispers, and Hair Cuttery. The current aggregate annual base rent for the tenants of St. Charles Plaza is approximately $0.9 million and the current weighted-average remaining lease term for the tenants is approximately 12.6 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $14.60 per square foot.

Based on the current condition of St. Charles Plaza, we do not believe that it will be necessary to make significant renovations to St. Charles Plaza. Our management believes that St. Charles Plaza is adequately insured.

Financing

On June 10, 2011, we, through St. Charles Station LLC, a wholly owned subsidiary of our operating partnership, entered into the St. Charles Loan with Wells Fargo Bank, N.A., an unaffiliated entity, as lender (“Wells Fargo”), to borrow approximately $6.75 million. The amount advanced under the St. Charles Loan was used to fund acquisition and acquisition-related costs of St. Charles Plaza.

The St. Charles Loan matures on June 10, 2013. We may extend the maturity date to June 10, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on June 10, 2013. The St. Charles Loan bears interest at the one-month LIBOR plus 2.40% to 2.85%, depending on the debt yield achieved. In addition, we incurred certain closing costs in connection with the St. Charles Loan, including a loan fee equal to 0.50% of the loan amount, which loan fee was payable to Wells Fargo.

The St. Charles Loan requires monthly payments of accrued unpaid interest. On or before January 1, 2013, we are required to repay principal in the amount of $742,500. Beginning on January 1, 2013 and continuing through the maturity date, we are required to make monthly principal payments in the amount of $22,500, in addition to continued monthly interest payments. We have the right to prepay any outstanding amount at any time in whole or in part without premium or penalty. The St. Charles Loan is secured by a first mortgage lien on the assets of St. Charles Plaza including the land, fixtures, improvements, leases, rents and reserves. Our operating partnership has guaranteed 25% of St. Charles Station LLC’s obligations under the St. Charles Loan.

The St. Charles Loan contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the St. Charles Loan. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the St. Charles Loan, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assert that we will continue to be in compliance.